Exhibit 99.3

S H L TELEMEDICINE LTD.
(the “Company”)

SPECIAL GENERAL MEETING OF THE SHAREHOLDERS

WRITTEN BALLOT

Company:

Name of Company:	SHL Telemedicine Ltd.

Address:	90 Yigal Alon Street, Ashdar Building, Tel-Aviv, Israel

Company Registration No.:	511149874

Meeting Date and Time:	September 5, 2024 at 5:00 p.m. Israel Time

Type of Meeting:	Special General Meeting

Record Date:	August 5, 2024

Shareholder:

Name:	___________________________________

Israeli ID Number:	___________________________________

For a non-Israeli shareholder:

(a) Passport Number:	___________________________________

(b) Issued in (indicate country):	___________________________________

(c) Valid until (add date):	___________________________________

For a shareholder who is an entity:

(a) Entity Registration No.:	___________________________________

(b) State of registration:	___________________________________

Number of Shares:	___________________________________

Proposal Number	Manner of Vote[1]
	Yes	No	Abstain
Proposal 1 – To approve the terms of engagement of David Arnon, our new Chief Executive Officer.

The Israel Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest (as each such term is defined in the Israeli Companies Law and as described in the Proxy Statement for the Special General Meeting) in the proposed resolution. To avoid confusion, every shareholder will be deemed to confirm to the Company that such shareholder is NOT a controlling shareholder and does NOT have a personal interest. If you are a controlling shareholder or have a personal interest (in which case your vote will count only for or against the Ordinary Majority and not for or against the Special Majority (as each such term is defined in the Proxy Statement for the Special General Meeting) required for approval of Proposal 1), please notify the Company’s Chief Financial Officer by email at amirh@shahal.co.il. If your shares are held in “street name” by your broker, bank or other nominee and you are a controlling shareholder or have a personal interest, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Signature of  the Shareholder: [Please sign]

_______________________________

Date: ___________________________

1  Failure to check this box shall be deemed an abstaining vote.